SECURITIES AND EXCHANGE COMMISSION
                  Washington, D. C.  20549

                      AMENDMENT NO. 5
                            TO
                       SCHEDULE 13D
         Under the Securities Exchange Act of 1934


              STANDARD COMMERCIAL CORPORATION
                      (Name of Issuer)

                Common Stock, $.20 par value
               (Title of class of securities)

                           853258101
                        (CUSIP Number)

                      Claude B. Owen, Jr.
            Chairman and Chief Executive Officer
                     DIMON Incorporated
                      512 Bridge Street
                  Danville, Virginia 24541
                Telephone No. (804) 792-7511
  (Name, address and telephone number of person authorized to receive notices and communications)


                            Copy to:
                    Thurston R. Moore, Esq.
                       Hunton & Williams
                  Riverfront Plaza, East Tower
                      951 East Byrd Street
                    Richmond, Virginia 23212
                          (804) 788-8295


                          July 20, 1995

    (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
          schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with
                      this statement [   ].

                        Page 1 of 4 Pages

CUSIP NO. 853258101                   13D                     Page 2 of 4 Pages



1       NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          DIMON, Incorporated
          54-1746567

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) ___
                                                             (b) ___

3       SEC USE ONLY

4       SOURCE OF FUNDS*
          N/A

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6       CITIZENSHIP OR PLACE OF ORGANIZATION
          Virginia

                                 7       SOLE VOTING POWER
                                           - 0 -
  NUMBER OF
   SHARES                        8       SHARED VOTING POWER
BENEFICIALLY                               - 0 -
  OWNED BY
    EACH                         9       SOLE DISPOSITIVE POWER
 REPORTING                                 - 0 -
PERSON WITH
                                 10      SHARED DISPOSITIVE POWER
                                           - 0 -

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          - 0 -

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          N/A

14      TYPE OF REPORTING PERSON*
          CO

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.            Security and Issuer.

         The Statement on Schedule 13D relating to the Common Stock, par value $.20 per share (the "Common Stock"), of Standard Commercial Corporation, a North Carolina corporation ("Standard"), filed on March 3, 1994, and amended on April 12, 1994, October 21, 1994, January 23, 1995, and April 28, 1995, by
Dibrell Brothers, Incorporated, a Virginia corporation ("Dibrell"), and its successor, DIMON Incorporated, a Virginia corporation ("DIMON"), is hereby amended and supplemented as follows:

Item 5.           Interest in Securities of the Issuer.

         On July 20, 1995, DIMON sold in privately negotiated transactions 875,033 shares of Standard Common Stock, at a price per share of $12.00.
The shares previously were acquired by Dibrell prior to the merger of Dibrell and Monk-Austin, Inc. into DIMON on April 1, 1995. The shares, which represent approximately 9.9% of the outstanding Standard Common Stock, constituted DIMON's entire holdings of Standard Common Stock.

                                 SIGNATURE


         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                          DIMON INCORPORATED

                                                       /s/ Jerry L. Parker
Date:  July 21, 1995                      By:_________________________________
                                             Name:     Jerry L. Parker
                                             Title:    Vice President -
                                                       Controller







                                       Page 4 of 4